Nationwide Funds Group
1000 Continental Drive, Suite 400
King of Prussia, PA 19406
www.nationwide.com

July 24, 2014

VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           Nationwide Mutual Funds (the “Registrant”)
SEC File No. 333-197021
Rule 473 filing

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-197021) relating to the proposed reorganization of Nationwide Short Duration Bond Fund into Nationwide Highmark Short Term Bond Fund, each being a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2014 (0001582816-14-000407) pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the Township of Upper Merion, and the Commonwealth of Pennsylvania, on this 24th day of July, 2014.

No fees are required in connection with this filing. If you have any questions or comments concerning the foregoing, please contact Peter Hong at (202) 419-8429.

Very truly yours,

/s/Allan J. Oster
Allan J. Oster
Assistant Secretary of the Registrant